Ciclet Holdings Inc.

Unit 907-A West Tower Philippine Stock Exchange Center Building

Exchange Road, Ortigas Center Pasig City, Philippines

July 20, 2017

VIA EMAIL AND EDGAR

Jan Woo – Legal Branch Chief

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Ciclet Holdings, Inc.
Registration Statement on Form S-1/A
Filed July 14, 2017
File No. 333-217387

Acceleration Request

Requested Date: July 21, 2017

Requested Time: 4:00 PM Eastern Time

Dear Sirs/Mesdames:

Ciclet Holdings, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes John D. Thomas, Esq., counsel to the Registrant, to orally modify or withdraw this current request for acceleration.

The Registrant hereby acknowledges that:

•   should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the Registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities & Exchange Commission

Division of Corporate Finance

July 20, 2017

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Thomas at (801) 816-2536.

Very truly yours,

CICLET HOLDINGS, INC.

/s/ Eugenio L. Jumawan Jr.

Eugenio L. Jumawan Jr.

President